UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2021

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):  ☐

Hollysys Automation Technologies Ltd. (the “Company”) is furnishing this report on Form 6-K to report that effective as of June 7, 2021, pursuant to the resolutions of the Board of Directors of the Company (the “Board”), Mr. Chuan (Arden) Xia (“Mr. Xia”) was appointed as Chief Public Relations Officer (“CPO”) of the Company.

Mr. Xia joined Hollysys in 2011 and has been working at the Company for ten years. Prior to the promotion, Mr. Xia served as the Company’s Investor Relations Director and Acting Secretary of the board of directors from 2015. Prior to that, he served as Investor Relations, ERP Internal Consultant and Government Project Planning Manager from 2011 to 2014. Mr. Xia received his Master Degree of Public of Administration of University of Baltimore in 2010 and Bachelor Degree of Computer Science of North East Normal University in 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Chit Nim (Colin) Sung
Chit Nim (Colin) Sung
Chief Executive Officer

Date: June 7, 2021